UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

September 27, 2018

The Royal Bank of Scotland Group plc

RBS Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Index of Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement between The Royal Bank of Scotland Group plc, NatWest Markets Securities Inc. and Credit Suisse Securities (USA) LLC, dated as of September 24, 2018.
1.2	Pricing Agreement between The Royal Bank of Scotland Group plc, NatWest Markets Securities Inc. and Credit Suisse Securities (USA) LLC, dated as of September 24, 2018.
4.1	Amended and Restated Indenture between The Royal Bank of Scotland Group plc, as issuer, and The Bank of New York Mellon, as trustee, dated as of December 13, 2017 (incorporated herein by reference to Exhibit 4.3 of the Registrant’s Registration Statement on Form F-3 (File No. 001-10306) filed with the Commission on December 13, 2017).
4.2	Third Supplemental Indenture between The Royal Bank of Scotland Group plc, as issuer, and The Bank of New York Mellon, as trustee, dated as of September 27, 2018.
4.3	Form of Global Note for the 5.076% Fixed Rate/Floating Rate Notes due 2030 (included in Exhibit 4.2 hereof).
5.1	Opinion of CMS Cameron McKenna LLP, Scottish legal advisors to The Royal Bank of Scotland Group plc as to the validity of the 5.076% Fixed Rate/Floating Rate Notes due 2030 of The Royal Bank of Scotland Group plc, issued on September 27, 2018, as to certain matters of Scots law.
5.2	Opinion of Davis Polk & Wardwell London LLP, U.S. legal advisors to The Royal Bank of Scotland Group plc as to the validity of the 5.076% Fixed Rate/Floating Rate Notes due 2030 of The Royal Bank of Scotland Group plc, to be issued on September 27, 2018, as to certain matters of New York law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc (Registrant)

Date: September 27, 2018	By:	/s/ Mark Stevens
	Name: Title:	Mark Stevens Assistant Secretary